Exhibit 99(a)(29)

1st Quarter 2006 Analyst Conference Call

May 4, 2006, 8.30 a.m. (CEST)

Mannheim

Analyst Conference Call Script

Dr. Kurt Bock

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Ladies and Gentlemen,

Welcome to today’s conference call on our first quarter 2006 results.

[“Income Statement Highlights I”]

At 12.5 billion euros, first-quarter sales were 24% higher than in the same period of 2005. EBIT before special items increased to 1.87 billion euros, 19% above the level of 2005. A major contributor to this was our Oil & Gas segment. Reported EBIT after special items increased by 23% to 1.85 billion euros. Net income increased 10% to 950 million euros.

At 1.4 billion euros, cash flow from operations was at a record high for a first quarter. Our disciplined approach with regard to both capex and working capital continues to pay off.

Let us now look into our performance during the first quarter of 2006 in more detail.

[“Components of Sales Development”]

For the first time, sales exceeded 12 billion euros in a single quarter. This strong growth in sales of more than 24 percent year over year is due to a combination of higher volumes (+7%), improved pricing (+12%) and positive currency effects (+4%), largely related to the USD/Euro exchange rate as well as from acquisitions and divestitures (+1%).

All segments achieved higher sales volumes, with the exception of Agricultural Products & Nutrition. In particular, Chemicals and Oil & Gas each delivered 11

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percent volume growth in the quarter. The new chemical plant in Nanjing, China, operated very successfully; and also production and trading of gas went up.

In addition, we were also able to pass on price increases across almost all businesses in our portfolio. Obviously, the Oil & Gas segment showed the most substantial price increases.

[“Q1 2006 Performance by Region”]

In Q1 2006 we increased sales across all regions. Asia posted especially strong results with sales increasing 30% and EBIT before special items up 32% year over year.  Here, the Verbund site in Nanjing, China provided a significant contribution to our growth. In Europe, we increased sales by 27% and EBIT before special items by 25%, mainly due to the positive development of our Oil & Gas business in this region. Sales in Europe excluding Oil & Gas increased by 11%. In South America, Africa and the Middle East, we increased sales by 13%. EBIT before special items from the region declined by 55% year on year as a result of lower sales volumes particularly in the largest market, Brazil. In NAFTA, we continued to deliver strong results with sales increasing by 17% and EBIT before special items by 10%. During the quarter, EBIT in NAFTA was negatively affected by the temporary shutdown of the cracker in Port Arthur, Texas. However, strong demand for other products, particularly polyurethanes, more than compensated for this.

 [“Income Statement Highlights II”]

Now let’s look at the financial result which amounted to 21 million euros in the quarter. Income from financial assets totaled 15 million euros, a decline of 79% compared with last year.  Last year’s figure included the equity earnings of our

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stake in the BASELL joint venture, which was sold during the third quarter of 2005.

Our net interest result slightly declined to minus 48 million euros as a result of our higher long-term debt position in Q1 2006 compared to Q1 2005. Other financial results increased to 54 million euros due to gains on the sale of marketable securities.

Based on the higher operating profit and the positive financial result we realized income before taxes and minority interests of 1.87 billion euros, an improvement of 21%.

The tax rate during the quarter was 46 percent compared with 40 percent last year. The higher tax level is explained by the non-deductible foreign income taxes on oil production, which amounted to 272 million euros compared with 198 million euros in the same period of 2005.

Net income increased by 10 percent to nearly 1 billion euros. Minority interests, primarily in WINGAS and in Petrochemicals, accounted for 67 million euros. Earnings per share in the first quarter were 1.87 euros - an increase of 17 percent compared with the same period of the previous year.

 [“Segment Performance”]

Looking at top line performance, all segments outperformed their already strong 2005 results, with Oil & Gas delivering the strongest results compared with last year.

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In our Chemicals segment, sales reached a record level due to strong volume, price increases and positive currency effects. Sales for the segment were 2.2 billion euros, up 23% year over year. EBIT before special items declined by 26% as higher raw material and energy prices could not be fully passed on to the market. In addition, earnings were negatively impacted by plant shut downs.

Sales in Plastics increased to 3.1 billion euros, a 10% year over year increase, due to higher volumes, prices and positive currency effects. EBIT before special items increased by 23% to 332 million euros, driven primarily by an excellent performance in Polyurethanes, which showed strong demand and solid prices across all regions.

Sales growth in Performance Products was supported by all three divisions. Total sales for the segment were up 13% to 2.1 billion euros, driven by higher volumes, prices and positive currency effects.  EBIT before special items increased by 10% to 248 million euros.  Coatings in particular helped to deliver this strong performance.

Agricultural Products had a relatively slow start into the new year. Sales were lower at 928 million euros due to subdued demand for fungicides to combat soybean rust in Brazil and North America. The continuing appreciation of the Brazilian Real, and low prices for agricultural commodities continue to put pressure on our customers. This is in contrast to our herbicide business that we were able to expand in all regions. EBIT before special items was down 23% to 213 million euros. This was due to the lower fungicides sales, higher R&D expenditures and higher marketing costs related to the development of new market segments.

In Fine Chemicals sales were up in aroma chemicals, vitamin A and E for animal nutrition as well as in pharma solutions on the back of our acquisition of

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Orgamol. Sales in Q1 totalled 448 million euros, up 13% year over year. EBIT before special items decreased to 11 million euros as a result of price pressure for lysin and vitamin C and increased raw material costs. These results continue to be unsatisfactory. We are focused on restructuring this business as previously announced.

In the Oil & Gas segment, we outperformed our already good Q1 2005 results. Sales increased 62% year over year to nearly 3 billion euros. This was based on a 30% rise in average crude oil prices as well as an increase in gas production and the significant expansion of our natural gas trading business.  EBIT before special items increased by 75% to 848 million euros.

In Exploration & Production, sales increased by 56 percent mainly due to higher oil prices. Oil production was slightly down due to the scheduled maintenance work at production facilities in Libya. In contrast, production of natural gas slightly increased due to higher production in Argentina and in the North Sea. EBIT before special items improved by 65 percent to 638 million euros.

In Natural Gas Trading, sales went up by 66% while earnings even doubled. This was in particular due to the long and cold winter season in Western Europe.

[“Special Items”]

Let me now touch on Special Items briefly.

In Q1 we incurred net special charges in EBIT of 16 million euros. Special charges included primarily 80 million euros for restructuring measures, which are temporarily accounted for in “Other”. As we implement the measures over the course of 2006 we will allocate the expenses to the relevant businesses.

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Special gains of about 70 million euros in the quarter resulted from the sale of the generics agricultural products business of Micro Flo Company to Arysta LifeScience in North America.

Now I will walk you through our cash flow statement and balance sheet.

[“Statement of Cash Flows I”]

Cash flow from operations increased to over 1.4 billion euros in Q1 compared with 1.1 billion euros in the same period last year. This increase is largely due to the higher level of net income as well as further improvements in net working capital.

Based on our reported balance sheet and statements of income, we improved days of sales outstanding from 59 days in Q1 2005 to 54 days in Q1 2006. Days invested in inventories were reduced from 44 to 39 days.

Miscellaneous items reflect primarily the gains on the sale of marketable securities and the gain on the sale of Micro Flo.

[“Statement of Cash Flows II”]

We continued to invest in our business over the quarter, increasing net capital expenditures to 305 million euros compared with 216 million euros in the same period last year.  This increased investment continued to be below the level of depreciation and amortization.  Free cash flow increased year over year by 34% to 955 million euros.

As announced at our full year results, we continued our share buyback program during Q1.  We repurchased 6.3 million shares for a total of 396 million euros, or

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an average price of 63.20 euros per share. 57 million euros of this is part of the new program to repurchase shares for a total of 500 million euros up to the company’s AGM in 2007. Today at our annual meeting we will ask shareholders to renew the authorization for share buybacks.

[“Strong Balance Sheet”]

Total assets increased by approximately 6.6% over the level at the end of 2005 to 38 billion euros.  Financial liabilities increased by 1.4 billion euros over Q4 2005 as a result of an increase in short term debt related to our commercial paper program.  Net debt was reduced by 617 million euros to 2.2 billion euros at the end of Q1.  The equity ratio stood at 47.6 percent.

[“Outlook 2006”]

We continue to expect global ecomonic growth of more than 3% in 2006.  We have adjusted our assumption for the average price of Brent crude from 55 USD per barrel to 60 USD per barrel. Our forecast for the average US dollar/euro exchange rate remains unchanged at 1.25 US dollars per euro.

Demand for our products remains strong. We will continue to attempt to compensate for higher raw materials costs through price increases and greater efficiency.  Based on the good start in the first quarter, we expect to post significantly higher sales and higher EBIT before special items compared with the previous year’s strong level, which — as you all know — was a record year for BASF.

As we have stated in the past, we are focused on investing in organic growth, shaping our business through acquisitions and remaining committed to our

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dividend policy and share buybacks. Our strong cash position gives us the flexibility to pursue this strategy.

Let me conclude with some comments on a number of current projects designed to further strengthen our business and position BASF for profitable growth in the future.

[“Investment Project: Yuzhno Russkoye”]

Yuzhno Russkoye

On April 27, 2006 BASF and Gazprom signed an agreement to extend their successful partnership along the entire value chain. The partnership entails natural gas exploration and production in Russia, long-distance transportation and storage of gas and marketing through a joint pipeline network.

According to the agreement our subsidiary Wintershall will participate with 35% less one share in the Yuzhno Russkoye gas field. In return, Gazprom increases its interest in WINGAS to 50% less one share. Currently Gazprom has a 35% interest in WINGAS. In addition, Gazprom will participate in a Wintershall subsidiary with interests in exploration and production in Libya. With respect to marketing the gas, WINGAS will focus on marketing and selling gas in Germany. Gazprom and BASF will participate with a share of 50% each in a company which will be responsible for expanding gas marketing activities in Europe, outside of Germany.

Let me now give you an update on our acquisition projects Degussa Construction Chemicals, Johnson Polymer and Engelhard.

[“Acquisition Project: Degussa”]

As we announced on February 28, BASF reached an agreement with Degussa to acquire Degussa’s construction chemicals business. This is an attractive

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business for us, allowing forward integration into higher margin construction chemicals and positioning BASF to take advantage of the strong growth potential in this market. The purchase price for the equity is just under 2.2 billion euros with a total transaction value, including net debt and pension obligations, equaling 2.7 billion euros. Subject to approval by the relevant authorities, closing is expected by the middle of 2006. We will focus on rapidly integrating this business.

[“Acquisition Project: Johnson Polymer”]

BASF reached agreement with Johnson Diversey, Wisconsin, to acquire Johnson Diversey’s subsidiary Johnson Polymer for USD 470 million on a cash-and-debt-free basis.

Johnson Polymer is the number one supplier of water-based resins to the graphic arts sector — a high growth area in the packaging and printing industries. The acquisition is highly complementary to BASF’s existing product portfolio of resins, technology and regional customer base. In 2005, Johnson Polymer generated sales of USD 366 million. The transaction, which still requires approval from the relevant authorities, is expected to close by the end of June 2006.

 [“Acquisition Project: Engelhard”]

On April 26 Engelhard publicly rejected BASF’s all cash offer of 38 USD per share. BASF remains the only company to have made a public offer for Engelhard. We have all regulatory clearances and are able to complete the transaction. Following the rejection of the proposed offer, we announced on May 1, 2006 that we extended the expiration date of our cash offer to acquire all outstanding shares in Engelhard Corporation until Monday, June 5, 2006. At the same time, the tender offer was increased to $38 per share.  We believe that this offer for all of Engelhard’s shares provides greater value and more certainty to

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Engelhard’s shareholders than what may be achievable through the Engelhard leveraged recapitalization and 20 percent share buyback. BASF intends to nominate a total of five directors for election to Engelhard’s Board of Directors at Engelhard’s upcoming Annual Meeting on June 2, 2006. If Engelhard’s shareholders don’t vote in favor of our nominees, we will allow our tender offer to expire on June 5 and turn our attention to other opportunities.

As you can see, we stay disciplined and remain focused on optimizing and expanding our business where it makes strategic and financial sense in order to continue to deliver strong results for our shareholders.

Thank you very much for your attention. I would now like to take your questions.

Sophie Jourdier — Citigroup — Analyst

Just a quick question on acquisition and share buybacks, if you end up walking away from the Engelhard deal, could you just talk about the other opportunities you say you have for that cash? Are there other major similar size acquisitions possible, or is it mainly smaller acquisitions such as that one of Johnson Polymer?

Dr. Kurt Bock — BASF — CFO

With regard to Engelhard and what could be the alternative. I do not really want to speculate. But I think everybody of us is aware that right now in the chemical industry there are a lot of assets being traded and offered. People think about lots of alternatives. And BASF simply has to come to a conclusion what is best from a strategic point of view. But, as I said before also, and that is very important from a financial point of view of our shareholders, I can assure you that we will continue to be very, very disciplined.

Additional Information and Disclaimer

BASF currently intends to solicit proxies for use at Engelhard’s 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF’s nominees identified in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”), and to vote on any other matters that shall be voted upon at Engelhard’s 2006 annual meeting of stockholders.  On May 2, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies.  All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information.  Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC’s website at www.sec.gov.

The identity of people who may be considered “participants in a solicitation” of proxies from Engelhard stockholders for use at Engelhard’s 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on May 2, 2006.

This release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents), which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This release contains forward-looking statements.  All statements contained in this release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC.